UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65506L105

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,992,598 Common Units[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,992,598 Common Units[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,992,598 Common Units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%[2]
14	TYPE OF REPORTING PERSON CO

[1]

Includes 2,090,014 Common Units and 15,902,584 Subordinated Units representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under circumstances as set forth in the Prospectus filed with the Securities Exchange Commission by the Issuer on September 15, 2016 (the “Prospectus”).

[2]	Based on the number of Common Units (23,885,880) and Subordinated Units (15,902,584) issued and outstanding as of February 12, 2019, as described in the Prospectus.

CUSIP No. 65506L105

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,992,598 Common Units[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,992,598 Common Units[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,992,598 Common Units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%[2]
14	TYPE OF REPORTING PERSON OO

[1]

Includes 2,090,014 Common Units and 15,902,584 Subordinated Units representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under circumstances as set forth in the Prospectus filed with the Securities Exchange Commission by the Issuer on September 15, 2016 (the “Prospectus”).

[2]	Based on the number of Common Units (23,885,880) and Subordinated Units (15,902,584) issued and outstanding as of February 12, 2019, as described in the Prospectus.

Explanatory Note: This Amendment No. 2 amends and restates in its entirety the Statement on Schedule 13D filed on September 20, 2016 with the Securities and Exchange Commission (the “Commission”), as amended and supplemented by Amendment No. 1 filed on June 20, 2017, relating to the common units (“Common Units”) representing limited partner interests in Noble Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D as amended and supplemented, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and restated by Noble Energy, Inc., a Delaware corporation (“Noble”) and (ii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream,” and together with Noble, the “Reporting Persons”).

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 1001 Noble Energy Way, Houston, Texas, 77070.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), the Subordinated Units (“Subordinated Units,” and together with the Common Units, the “LP Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit G by and among (i) Noble Energy, Inc., a Delaware corporation (“Noble”) and (ii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream,” and together with Noble, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 1001 Noble Energy Way, Houston, Texas 77070.

(c) The Reporting Persons are engaged in the energy business.

Noble is a Delaware corporation. The name and present principal occupation of each executive officer of Noble (the “Noble Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated by reference. NBL Midstream is a Delaware limited liability company and wholly owned subsidiary of Noble. The name and present principal occupation of each executive officer of NBL Midstream (the “NBL Midstream Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The Noble Covered Individuals and the NBL Midstream Covered Individuals are collectively referred to as the “Covered Individuals”)

(d) -(e) The Reporting Persons have not and, to the best of the Reporting Persons’ knowledge, none of the Covered Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In December 2014, Noble formed the Issuer to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. Currently, the Issuer’s operating areas of focus are the Denver-Julesburg Basin in Colorado and the Delaware Basin, within the Permian Basin, in Texas. Noble intends for the Issuer to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States.

On September 20, 2016 the Issuer completed an initial public offering of 14,375,000 Common Units, including 1,875,000 Common Units issued pursuant to the underwriters’ overallotment option (the “IPO”). In connection with the completion of the IPO, Noble; the Issuer; NBL Midstream; NBL Midstream Holdings LLC (“NBL Midstream Holdings”); Noble Midstream GP LLC (the “General Partner”); Noble Midstream Services, LLC (“Midstream Services”); Blanco River DevCo LP (the “Blanco River LP”); Colorado DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River Devco GP LLC and Blanco River DevCo GP LLC (the “GP Subsidiaries”), entered into a contribution, conveyance and assumption agreement, dated September 20, 2016 (the “Contribution Agreement”). Pursuant to the Contribution Agreement (a) Midstream Services distributed to NBL Midstream its (i) general partner interest in the General Partner, (ii) limited partner interest in the Issuer and (iii) limited partner interests in Blanco River LP, Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, and San Juan River DevCo LP, (b) the Issuer redeemed the 1% general partner interest in the General Partner and the General Partner issued a non-economic general partner interest; and (c) NBL Midstream contributed to the Issuer 100% of the membership interests in Midstream Services in exchange for (i) 1,527,584 Common Units and 15,902,584 Subordinated Units, (ii) all of the incentive distribution rights of the Issuer and (iii) the right to receive a portion of the net proceeds of the offering of the Common Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus.

On June 26, 2017, pursuant to the certain Contribution Agreement, dated June 20, 2017, by and among the Partnership, the General Partner, Midstream Services, NBL Midstream and Blanco River DevCo GP LLC, a Delaware limited liability company and wholly owned subsidiary of Midstream Services, NBL Midstream contributed to the Partnership (i) the remaining 20% limited partner interest in Colorado River DevCo and (ii) a 15% limited partner interest in Blanco River DevCo (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”). In consideration for the acquisition of the Contributed Assets, the Partnership agreed to pay NBL Midstream total aggregate consideration of $270 million, consisting of (i) consideration of $245 million in cash and (ii) 562,430 Common Units issued to NBL Midstream.

Item 4.	Purpose of the Transaction.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer’s management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may from time to time, and reserve the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer’s Common Units, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Persons further reserve the right to change their intentions with respect to any of the foregoing.

Item 5.	Interests in Securities of the Issuer.

(a)

i.

Noble does not directly own any Common Units or Subordinated Units; however, as the 100% owner of NBL Midstream, it may be deemed to beneficially own (x) 2,090,014 Common Units held of record by NBL Midstream, which represents approximately 8.7% of the outstanding Common Units of the Partnership and (y) 15,902,584 Subordinated Units held of record by NBL Midstream, which represents all of the outstanding Subordinated Units. As a result, Noble indirectly is the beneficial owner of 17,992,598 LP Units, which represents approximately 45.2% of the outstanding Common Units and Subordinated Units taken as a whole.

ii.

NBL Midstream is the record and beneficial owner of 2,090,014 Common Units, which represents approximately 8.7% of the limited partner interests in us and 15,902,584 Subordinated Units, which represents all of the outstanding Subordinated Units. As a result, NBL Midstream is the record and beneficial owner of 17,992,598 LP Units, which represents approximately 45.2% of the outstanding Common Units and Subordinated Units taken as a whole.

iii.	In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth on Exhibit A.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit A neither the Reporting Persons nor, to the best of their knowledge, any of the persons named in Exhibit A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Person, or to the Reporting Persons’ knowledge, the Covered Individuals, has entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and NBL Midstream, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership intends to make a minimum quarterly distribution to the holders of Common Units and Subordinated Units of $0.3750 per unit, or $1.5000 per unit on an annualized basis, to the extent the Partnership has sufficient cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the General Partner. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s new revolving credit facility may restrict the Partnership’s ability to make distributions.

The Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2016, the Partnership distribute all of its available cash to unitholders of record on the applicable record date, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3750 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will accrue or be payable on the Subordinated Units.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 100% to the common unitholders, pro rata, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 100% to the Common Unitholders, pro rata, until we distribute for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•	third, 100% to the Subordinated Unitholders, pro rata, until we distribute for each outstanding Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.4313 per unit in any quarter, Noble will receive increasing percentages, up to 50%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 100% to all Common Unitholders, pro rata, until we distribute for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending September 30, 2019, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded $1.5000 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, nonoverlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.5000 (the annualized minimum quarterly distribution) on all of the outstanding Common Units and Subordinated Units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding Common Units and Subordinated Units equaled or exceeded $2.2500 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.2500 (150% of the annualized minimum quarterly distribution) on all of the outstanding Common Units and Subordinated Units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

When the subordination period ends, each outstanding Subordinated Unit will convert into one Common Unit and will thereafter participate pro rata with the other Common Units in distributions of available cash.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting the Partnership’s business. The Partnership’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. NBL Midstream owns an aggregate of 45.2% of the Partnership’s Common and Subordinated Units. This gives NBL Midstream the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10, but not more than 60, days’ written notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

Registration Rights

Under the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights will continue for two years following any withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), NBL Midstream has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on September 20, 2016, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on September 20, 2016, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Additional Information Regarding Reporting Person (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated September 20, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC, dated September 20, 2016 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement, dated September 20, 2016, by and among Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC, NBL Midstream Holdings LLC, Colorado River DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River DevCo GP LLC, Blanco River DevCo LP and Blanco River DevCo GP LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated September 14, 2016, by and among Noble Midstream Partners LP, NBL Midstream, LLC, Noble Midstream GP LLC, Noble Midstream Services, LLC, Barclays Capital, Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit F

Contribution Agreement, dated June 20, 2017, by and among the Partnership, Noble Midstream GP LLC, Noble Midstream Services, LLC, NBL Midstream, LLC and Blanco River DevCo GP LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 26, 2017 and incorporated herein in its entirety by reference).

Exhibit G	Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 14, 2019

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name: Kenneth M. Fisher
Title: Executive Vice President and
Chief Financial Officer

NBL MIDSTREAM, LLC

By:	/s/ Kevin E. Haggard
Name: Kevin E. Haggard
Title: Vice President and Treasurer